UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 16 April 2025, London UK

Arexvy recommended for adults aged 50-59 at increased risk for severe respiratory syncytial virus (RSV) disease by US Advisory Committee on Immunization Practices

●   Over 13 million adults aged 50-59 at increased risk in the US can potentially benefit from RSV immunisation1
●   RSV causes an estimated 42,000 hospitalisations* each year in adults aged 50-64 years old in the US2

GSK plc (LSE/NYSE: GSK) is pleased that the Advisory Committee on Immunization Practices (ACIP) voted in favour of recommending the use of RSV vaccines including GSK's Arexvy (Respiratory Syncytial Virus Vaccine, Adjuvanted) in adults aged 50-59 who are at increased risk for severe RSV disease. This includes people with conditions like COPD, asthma, diabetes, heart disease and those in residential care3. This expands on ACIP's previous vote in June 2024 to recommend RSV vaccines for adults aged 60-74 who are at increased risk and all adults aged 75 and older.

A systematic review of studies in the US shows that RSV is estimated to cause 42,000 hospitalisations* each year in adults aged 50-64 years old.2 Adults with underlying medical conditions, such as chronic obstructive pulmonary disease (COPD), asthma, heart failure and diabetes are at increased risk from severe consequences from an RSV infection compared to those without these conditions.4,5 RSV can exacerbate these conditions and lead to pneumonia, hospitalisation, or death.5

Tony Wood, Chief Scientific Officer, GSK: "We are pleased with ACIP's recommendation to expand the benefits of RSV immunisation to more than 13 million adults aged 50-59 who are at increased risk for the severe consequences of this virus. RSV can have a significant impact for those with underlying medical conditions. We look forward to helping protect more people with RSV vaccination".

In making its recommendation, the ACIP considered positive results from a phase III trial [NCT05590403]6 evaluating the immune response and safety of GSK's RSV vaccine in adults aged 50-59, including those at increased risk for RSV-LRTD due to certain underlying medical conditions compared to older adults aged 60 years and above where efficacy has been demonstrated after a single dose of GSK's RSV vaccine.

The ACIP recommendations will be forwarded for review and approval. Once approved, the final recommendations will be published to advise healthcare providers on appropriate use of the vaccine and to inform insurance coverage.

About GSK's RSV Vaccine
Respiratory Syncytial Virus Vaccine, Adjuvanted, contains recombinant RSV glycoprotein F stabilised in the prefusion conformation (RSVPreF3). This antigen is combined with GSK's proprietary AS01E adjuvant.

The vaccine has been approved for the prevention of RSV-LRTD in individuals 60 years of age and older in 61 countries, including Europe, Japan and US. In addition, it is approved in the US, EU/EEA countries and Japan for use in individuals aged 50-59 who are at increased risk for lower respiratory disease caused by RSV due to certain underlying medical conditions. Regulatory reviews for this extended indication are ongoing in other countries.

The use of this vaccine should be in accordance with official recommendations. As with any vaccine, a protective immune response may not be elicited in all vaccinees.

The GSK proprietary AS01 adjuvant system contains STIMULON QS-21 adjuvant licensed from Antigenics Inc, a wholly owned subsidiary of Agenus Inc. STIMULON is a trademark of SaponiQx Inc., a subsidiary of Agenus.

About RSV in adults
RSV is a common contagious virus affecting the lungs and breathing passages. Adults can be at increased risk for RSV disease due to comorbidities, immune compromised status, or advanced age.5 RSV can exacerbate conditions, including COPD, asthma, and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.5  Each year, RSV is estimated to cause approximately 177,000 hospitalisations in adults 65 years and older7 and 42,000* in adults aged 50-64 years old in the US.2

*adjusted for under-detection

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

* adjusted for under-detection

1 Horn et al, "Disparities in Risk Factors for Severe Respiratory Syncytial Virus Disease among Adults in the United States", Abstract presented at National Foundation for Infectious Diseases - 27th Annual Conference on Vaccinology Research - NFID 2024; May 8-10, 2024
2 McLaughlin JM et al, "Rates of Medically Attended RSV Among US Adults: A Systematic Review and Meta-analysis" in Open Forum Infectious Diseases, Volume 9, Issue 7, July 2022
3 Centers for Disease Control and Prevention (CDC), RSV vaccine guidance for older adults, August 2024. Available at: https://www.cdc.gov/rsv/hcp/vaccine-clinical-guidance/older-adults.html (Accessed April 2025)
4 Branche AR et al., « Incidence of Respiratory Syncytial Virus Infection Among Hospitalized Adults, 2017-2020" in Clinical Infectious Diseases, 2022:74:1004-1011
5 Centers for Disease Control and Prevention (CDC), RSV in Adults. Available at: https://www.cdc.gov/rsv/older-adults/index.html - accessed in April 2025
6 M. Ferguson, "Noninferior Immunogenicity and Consistent Safety of Respiratory Syncytial Virus Prefusion F Protein Vaccine in Adults 50-59 Years Compared to ≥60 Years of Age" in Clinical Infectious Diseases, 2024 Oct 15;79(4):1074-1084. doi: 10.1093/cid/ciae364.
7 Falsey, AR et al. "Respiratory syncytial virus infection in elderly and high-risk adults", in New Engl J Med 2005; 352:1749-59

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 17, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc